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04019485

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-16549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___05/01/03___ AND ENDING ___04/30/04___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  BORST INVESTMENT PLANNING SERVICES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  2301 GILLIONVILLE RD

                              (No. and Street)

ALBANY   GEORGIA   31707

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  THOMAS F BORST   229-883-1135

                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  SULLIVAN GROUP P.C.

                    (Name — if individual, state last, first, middle name)

1809 GILLIONVILLE RD   ALBANY   GEORGIA   31707
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
  ☐ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                     contained in this form are not required to respond unless the form displays
                     a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>THOMAS F. BORST</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>BORST INVESTMENT PLANNING SERVICES INC</u>, as of <u>APRIL 30,</u> <u>2004</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____


Signature


<u>PRESIDENT</u>

Title

Karen McDaniel

Notary Public

Notary Public, Dougherty County, Georgia
My Commission Expires July 16, 2007

This report** contains (check all applicable boxes):
☐ (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BORST INVESTMENT
PLANNING SERVICES, INC.
Albany, Georgia

FINANCIAL STATEMENTS
April 30, 2004 and 2003

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 12, 2004

To the Board of Directors
Borst Investment Planning Services, Inc.
Albany, Georgia

Gentlemen:

We have examined the balance sheet of Borst Investment Planning Services, Inc., as of April 30, 2004 and 2003, and the related statements of income, retained earnings and cash flow for the years then ended and the accompanying supplementary information contained in the attached schedules. Our examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedure as we considered necessary in the circumstances in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

Our examination and tests also covered information contained in the Form X-17a-5, Part 11a, and supporting statements and schedules, for the years ended April 30, 2004 and 2003.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the balance sheet and related statements of income, retained earnings and cash flow presents fairly the financial position of Borst Investment Planning Services, Inc. at April 30, 2004 and 2003, and the results of its operations and changes in its financial position and principles applied on a consistent basis.

SULLIVAN GROUP, P.C.
Albany, Georgia

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

BALANCE SHEET
April 30, 2004 and 2003

ASSETS	2004	2003
Current Assets		
Cash in Bank	$ 15,543	$ 10,958
Accounts Receivable	-	-
Total Current Assets	15,543	10,958
Fixed Assets:		
Furniture and Fixtures	3,401	3,401
Less Accumulated Depreciation	(3,401)	3,401
Total Fixed Assets	-	-
TOTAL ASSETS	$ 15,543	$ 10,958

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Current Liabilities:		
Accounts Payable	$ -	$ -
Payroll Taxes	-	-
Income Taxes Payable	17	-
Total Current Liabilities	17	-
Shareholders' Equity:		
Capital Stock (300 Shares issued		
and Outstanding $ 10 par value)	3,000	3,000
Paid-In Surplus	1,947	1,947
Retained Earnings	10,579	6,011
Total Shareholders' Equity	15,526	10,958
TOTAL LIABILITIES AND		
SHAREHOLDERS' EQUITY	$ 15,543	$ 10,958

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF INCOME AND EXPENSE
For The Year Ended April 30, 2004 and 2003

	2004	2003
Income:		
Commissions	$ 112,557	$ 102,112
Miscellaneous	48	93
	112,605	102,205
Expenses:		
Office	4,435	5,821
Repairs & Maintenance	-	223
Dues & Subscriptions	2,206	1,097
Insurance	16,003	14,194
Office Rent	2,005	1,926
Telephone	3,169	3,317
Professional Fees	1,400	1,375
Equipment Rent	-	1,200
Commissions	-	1,500
Cont Education	40	119
Taxes & Licenses	5,276	4,792
Supplies	7,810	10,964
Advertising	494	-
Salaries	68,716	84,680
Vehicle Expense	937	798
	112,491	132,006
Net Operating Profit (Loss)	114	(29,801)
Less Provision for Income Taxes	17	-
Net Profit (Loss)	97	(29,801)
Retained Earnings, Beginning	6,011	35,812
Income Tax Refund	4,470	
Retained Earnings, Ending	$ 10,578	$ 6,011

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CASH FLOW
For The Fiscal Years Ended April 30, 2004 and 2003

	2004	2003
Cash Flow From Operation		
Net Income (Loss)	$ 97	$ (29,801)
Add (deduct) Items not affecting cash		
Decrease in Accounts Receivable	4,470	1,567
Decrease in Taxes - Refund	17	-
Income Tax Payable		
Net Cash Flow Provided by Operation	4,584	(28,234)
Cash Flow From Financing Activities	-	-
Net Increase (Decrease) in Cash	4,584	(28,234)
Beginning Cash	10,958	39,192
Ending Cash	$ 15,542	$ 10,958

BORST INVESTMENT PLANNING SERVICE, INC.
Albany, Georgia

NOTES TO FINANCIAL STATEMENTS

Note 1- Significant Accounting Policies

Accounting Method

Income is accounted for in accordance with the accrual method both for financial reporting and income tax reporting purposes.

Property and Equipment

Property and equipment in use are shown at cost and are depreciated over their estimated useful lives in accordance with the straight-line method both for financial reporting and income tax reporting purposes.

Repairs, maintenance and minor renewals are expensed in the year in which incurred. Expenditures for property, equipment renewals and betterment normally are capitalized.

SUPPLEMENTAL DATA

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 12, 2004

We have examined the financial statements of Borst Investment Planning Services, Inc., for the period May 1, 2003, to April 30, 2004, and have issued our report thereon dated May 10, 2004. As part of our examination, we made a study and evaluation of the system and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and certain other practices and procedures followed by the client.

The company is exempt for compliance with Rule 15c3-3. During the course of our audit, no facts came to our attention that the condition for exemption had not been compiled with during the period. The company does not maintain customers' accounts or handle securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The management of Borst Investment Planning Services, Inc. is responsible for establishing and maintaining a system of internal accounting controls. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost control procedures.

The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition and that executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph does not disclose all material in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of Borst Investment Planning Services, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

May 12, 2004

No material inadequacies were found to have existed since the date of the previous audit as required by paragraph (5) of Rule 17a-5.

There were no creditors and therefore there was no need to include a statement of Changes in Liabilities.

There were no material differences in the computation of net capital on the most recent focus report and the financial statements. The only difference being in the timing of the recognition of some income and expense.

The additional references are solely for the company's filing requirement pursuant to Rule 17a-5 and are not intended for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

```
8      16549  APR    NASD  85 8/8/71
BORST INVESTMENT PLANNING
SERVICES, INC.
1316 DAWSON ROAD
ALBANY, GA. 31707-3854
```

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Thomas F. Borst (912)883-1135

certifies that during the year ending December 31, 19 __ October 31, 1994 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open and investment companies or unit investment trusts:
- ☐ (ii) the sale of variable annuities:
- ☒ (iii) the business of insurance:
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts:

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ccc(c) of the SIPA.

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the __10__ day of __November__ 19 __94__

Borst Investment Planning Serv., Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.
Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CHANGES IN OWNER EQUITY
For The Year Ended April 30, 2004 and 2003

	2004	2003
Beginning Balance	$ 6,011	$ 35,812
Add:		
Net Profit (Loss)	97	(29,801)
Tax Refund	4,470	
Ending Balance	$ 10,578	$ 6,011

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF NET CAPITAL COMPUTATION
April 30, 2004

ASSETS

Allowable Assets:		
Cash	$ 15,543	
Accounts Receivable - Broker Dealers	-	
Accounts Receivable - Broker Customers	-	
Non-Allowable	-	15,543
Accounts Receivable	-	
Office Equipment - Net	-	-
TOTAL ASSETS		$ 15,543

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Taxes Payable	17	17
Owner's Equity:		
Common Stock	3,000	
Paid-In Surplus	1,947	
Retained Earnings	10,579	15,543
TOTAL LIABILITIES AND OWNER'S EQUITY		$ 15,543
Total Owner's Equity		$ 15,543
Less:		
Non-Allowable Assets		-
NET CAPITAL		$ 15,543

The difference between this computation and the most recent Focus Report
is due to timing difference in the recognition of income and some related expense.